ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 20, 2021	Matthew C. Micklavzina T +1 212 841 8849 matthew.micklavzina@ropesgray.com via edgar

Mr. John M. Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Access℠ Private Markets Opportunities Fund (the “Fund”)

(File Nos. 333-256560 and 811-23700)

Dear Mr. Ganley:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter dated July 2, 2021 relating to the initial registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on May 27, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

Cover Page

1.	Comment: The Fund’s name includes the term “private equity fund.” In our view, the use of this term by the Fund is confusing and potentially misleading because the term “private equity fund” connotes a specific type of unregistered investment fund, which a registered fund is not. Please remove the term “private equity fund” from the Fund’s name.

Response: The Fund has changed its name to MassMutual AccessSM Private Markets Opportunities Fund and made corresponding changes to its Registration Statement.

2.	Comment: The Cover Page indicates that the Fund will invest in private equity funds (“Portfolio Funds”). Elsewhere (page 22) the prospectus states that many Portfolio Funds are exempt from regulation under the Investment Company Act. We note that in addition to an initial share class the Fund will offer, the prospectus includes information about three other share classes the Fund proposes to offer, provided that its application for multi-class exemptive relief is granted. We also note that no eligibility requirements are disclosed for any of the share classes. To date, any registered fund proposing to invest more than 15 percent of its assets in private investment companies (i.e., investment companies excluded from regulation pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act) has limited investments to accredited investors only who invest a minimum of $25,000. Please revise the prospectus to adopt an eligibility requirement that limits sales to accredited investors who invest at least $25,000. Please delete information for any class of shares without such an eligibility requirement.

Response: The Fund has revised the registration statement to limit investors to accredited investors and has adopted an investment minimum of at least $25,000 for each share class.

3.	Comment: Footnote (1) to the pricing table provides that the shares will be sold on a best-efforts basis. Please provide the information required for a best efforts offering by Instruction 5 to Item 1.g. of Form N-2.

Response: The requested change has been made.

Summary – Investment objective and strategies (Page 1)

4.	Comment: The second paragraph provides that “under normal market conditions, the Fund will invest and/or make capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in private equity investments, including primary and secondary investments in private equity funds and Co-Investments directly or indirectly in portfolio companies.” Rule 35d-1 under the Investment Company Act provides that if a fund’s name suggests a type of investment, the fund must have a policy to invest “at least 80% of the value of its Assets in a particular type of investment . . . suggested by the Fund’s name[.]” Here the Fund’s 80% test would treat capital commitments the same as the investment of assets for purposes of the Fund’s 80% test. If the Fund’s name is changed in a way that addresses the concerns in Comment 1 above while retaining the words “private equity,” please revise the Fund’s 80% policy to delete the reference to capital commitments, inasmuch as they would not be Fund assets. In addition, please clarify that “portfolio companies” are private companies for purpose of this policy.

Response: The Fund intends to change its name to MassMutual AccessSM Private Markets Opportunities Fund. The Fund respectfully submits that the term “private markets opportunities” is commonly understood to refer to a type of investment strategy that is effectuated through the use of various types of investments across many different industries. Investment decisions based on a “private markets opportunities” strategy may cause a fund to have exposure to many types of investments, including investment funds, direct equity investments in operating companies and other types of investments. The Fund respectfully submits that the term “private markets opportunities” refers to the Fund's investment strategy, rather than to a specific type of investment.

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The Fund notes that Rule 35d-1 under the Investment Company Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm. For this reason, the Fund respectfully submits that the use of the term “private markets opportunities” in the Fund's name does not require the Fund to establish a policy of investing at least 80% of its assets in “private equity,” nor does it dictate the language used to describe any such policy that the Fund might otherwise choose to adopt.

The inclusion of “capital commitments” in the Fund's 80% policy is appropriate to reflect how private equity investors generally enter into certain types of private equity investments. For example, primary investments in private equity are typically structured as commitments to invest in an asset (a direct investment) or a Private Equity Fund, where capital that is committed to be invested will be “called” and invested over time, rather than immediately at the time that the commitment to invest is made.

In addition, the Fund has revised its 80% test as follows:

In furtherance of the foregoing, under normal market conditions, the Fund will invest and/or make capital commitments of at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in private equity investments, including primary and secondary investments in private equity funds and Co-Investments directly or indirectly in private portfolio companies. For purposes of this policy, any portfolio company of a Portfolio Fund or any portfolio company underlying a Co-Investment held or simultaneously invested in by a private equity fund when the Fund makes the investment in the Co-Investment is a private portfolio company. When used in this Prospectus, the term “invest” shall include, without limitation, the making of capital commitments in Fund Investments (as defined below).

Summary – Investment objective and strategies – Private Equity Investment Strategy (Page 2)

5.	Comment: Please briefly explain the term “recapitalization,” which appears in the second paragraph.

Response: The Fund has revised the disclosure as follows:

Private equity funds, typically sponsored by an investment firm, or general partner, and organized as limited partnerships, are the most common vehicles for making private equity investments. In such funds, investors usually commit to contribute up to a certain amount of capital as and when requested by the fund’s manager or general partner. The general partner then makes private equity investments on behalf of the fund, typically according to a pre-defined investment strategy and time horizon. The fund’s investments are usually realized, or “exited” after a three to seven year holding period through a private sale, an initial public offering (IPO) or a recapitalization (the restructuring of an investment’s debt or equity within the investment’s capital structure), and the proceeds are distributed to the fund’s investors. The funds themselves typically have a term of ten to thirteen years.

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Summary – Investment objective and strategies – Private Equity Investment Structures (Page 3)

6.	Comment: The fourth paragraph of this section states that secondary investments provide differentiated cash flow attributes based on the maturity of the assets acquired. Please explain what is meant by “differentiated cash flow attributes.”

Response: The Fund has deleted the sentence containing the phrase “differentiated cash flow attributes.”

7.	Comment: The paragraph captioned “Co-Investments,” states that Co-Investments may include “indirect investments in specific companies or assets through a vehicle managed and controlled by a general partner or sponsor.” (Emphasis added.) Please supplementally explain these indirect Co-Investments. Please respond to the following:

a.	Would a vehicle through which an indirect Co-Investment is made have investors other than the Fund?

Response: The Fund anticipates that the vehicles through which it may make Co-Investments may include investors other than the Fund.

b.	Would a vehicle through which an indirect Co-Investment is made have investments in only one specific company or asset? Or would it invest in more than one company or asset?

Response: The Fund expects to invest in a variety of vehicles to access Co-Investments, some of which may invest in only a single company or asset, and others which may invest in multiple companies or assets, although the Fund expects that most Co-Investments will only invest in a single company or asset.

c.	Would a vehicle through which an indirect Co-Investment is made be considered an investment company but for the exclusions in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act?

Response: The Fund expects to invest in Co-Investments through certain vehicles that would be investment companies but for the exclusions in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

d.	To the extent a Co-Investment is made indirectly through a vehicle, will the Fund present expenses of the vehicle on the Acquired Fund Fees and Expenses line of the fee table?

Response: If the Fund invests in vehicles that would be investment companies but for the exclusions in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, the Fund will present expenses of these vehicles on the Acquired Fund Fees and Expenses line of the fee table to the extent required by Instruction 10.a to Item 3.1 of Form N-2.

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e.	The term “co-investment” is commonly used when a registered fund and another fund with the same investment adviser each make an investment in a common portfolio company. Please confirm to us that the term “Co-Investments” here does not refer to such affiliated investments.

Response: The term “Co-Investments” in the prospectus is not intended to refer to the affiliated investments referenced above, but instead is intended to describe the Fund investing directly, or indirectly through a special purpose vehicle, alongside third-party sponsored Portfolio Funds in a portfolio company. Notwithstanding the foregoing, the Fund may invest alongside other clients of the Advisers, including clients that are deemed to be affiliates of the Advisers under the Investment Company Act. The Advisers have received exemptive relief from the Commission to permit any such investments that would be prohibited by Section 17(d) of the Investment Company Act and not otherwise covered by the principles articulated in Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000).

Summary – Investment objective and strategies – Capitalization (Page 4)

8.	Comment: This paragraph states that the Fund will primarily invest in funds and Co-Investments in the lower middle market. Please define “lower middle market.”

Response: The Fund has revised the disclosure as follows:

The Fund’s investment objective is to generate long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a broad cross section of private equity assets in order to seek, over time:

•	Long-term capital appreciation;

•	Regular, current income through quarterly distributions;

•	A diversified portfolio of private equity assets; and distributions;

•	An investment alternative for investors seeking to allocate a portion of their long-term portfolios primarily to middle and lower middle market buyout and growth equity assets through a single investment.

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Capitalization

The Fund will primarily invest in funds and Co-Investments in the middle and lower middle market. As of the date of this Prospectus, Barings considers investments in the middle and lower middle market to be ~~and a majority of the Fund’s exposure will be~~ in companies and funds that invest in companies with less than ~~$500 million~~ $2 billion of enterprise value. Barings believes that investment opportunities in the middle and lower middle market are more likely to generate relative outperformance given the greater number of investment opportunities available to buyers, the higher probability of acquiring portfolio companies at lower valuations (and using less leverage), the prospect of buying businesses through less competitive sourcing channels and the likelihood of being the first institutional owner of these small and medium-sized businesses.

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Summary – Investment objective and strategies – Subsidiaries (Page 5)

9.	Comment: This section states that the Fund may invest up to 25% of its assets in one or more wholly-owned subsidiaries. Please respond to the following:

a.	Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

b.	Confirm to us that the investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement.

c.	Confirm to us that (a) a Subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act.

Response: The Fund so confirms.

Summary – Risk factors (Page 6)

10.	Comment: This section provides references to other locations of the prospectus where discussions of risks can be found. Please provide a summary of the principal risk factors here. See Instruction to Item 3.2 of Form N-2 (requiring a clear and concise description in the synopsis of the key features of the offering).

Response: The Fund has revised the synopsis to summarize the principal risk factors in accordance with the Instruction to Item 3.2 of Form N-2.

Summary – Repurchase of Shares by the Fund (Page 9)

11.	Comment: The last sentence of this section states that the early repurchase fee payable by a Shareholder may be waived by the Fund in certain circumstances. Please set forth objective circumstances under which the repurchase fee will be waived.

Response: The Fund has revised the disclosure as follows:

The Fund does not impose any charges in connection with repurchases of Shares unless the Share is held for less than one year. A 2.00% early repurchase fee (the “Early Repurchase Fee”) will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Investor’s purchase of the Shares. The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Shares will be repurchased by the Fund after the management fee has been deducted from the Fund’s assets as of the end of the quarter in which the repurchase occurs (i.e., the accrued management fee for the quarter in which Shares are to be repurchased is deducted before effecting the repurchase). An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. For example, an Early Repurchase Fee may not be charged where Shares are tendered for repurchase due to Shareholder death or disability.

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Summary – Taxes (Page 9)

12.	Comment: The third full paragraph on page 10 states that the Fund may invest up to 25% of its total assets directly or indirectly in corporate subsidiary, which may be liable for federal and state taxes. Please confirm that the Fund will include a line item in the fee table for tax expenses of such a subsidiary.

Response: The Fund notes that income tax expenses related to the Fund’s wholly-owned subsidiaries, including the corporate subsidiary, are expected to be reflected in the fee table because such expenses reduce the income and net profit attributable to the corporate subsidiary and thus are expected to be reflected in the Fund’s Consolidated Statement of Operations; the information in the fee table is based on the Fund’s Consolidated Statement of Operations. The Fund believes that presenting tax expenses of a subsidiary in the requested manner would lead to double counting of the subsidiary’s tax expenses. The Fund also notes that the requested line item is not required by Form N-2. The Fund is also not aware of any registered fund of private equity funds that discloses on a separate line item in the fee table the tax expenses of a corporate subsidiary. Accordingly, the Fund respectfully declines to include a separate line item in the fee table for tax expenses of the corporate subsidiary.

Investment Process Overview – Portfolio Construction & Liquidity Management (page 17)

13.	Comment: The first paragraph uses the phrases “mitigate the J-curve” and “reduce blind-pool risk.” Please explain these terms in plain English. See Rule 421 under the Securities Act of 1933 (“Securities Act”).

Response: The Fund has revised the disclosure as follows:

In addition to asset selection, Barings believes that portfolio construction is critical to the successful execution of the Fund’s investment strategy. After the initial period of investment operations (which will be determined by Barings), and under normal market conditions, the Fund will be diversified across a range of private equity financing stages, sponsors, sectors and vintage years. Additionally, Barings has established portfolio parameters to manage exposure across primary funds, Co-Investments and secondaries. These parameters are set with an understanding of the return, risk and cash flow attributes of each investment type, while also considering the portfolio effect provided by diverse investment opportunities, in an effort to (i) mitigate the J-curve (the tendency for a fund’s NAV to decline moderately during the early years of the fund’s life as investment-related fees and expenses are incurred before investment gains have been realized), (ii) reduce blind-pool risk (the risk associated with the wide flexibility and broad investment mandate afforded to certain pooled investment vehicles at the time the investment is made by the Fund), (iii) deploy investor capital in an efficient manner based on investment opportunity, (iv) grow and return investor capital sooner than typical illiquid, private equity structures, (v) manage portfolio volatility, and (vi) deliver superior risk-adjusted returns to its investors.

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14.	Comment: The third paragraph in this section states that the Fund may invest a portion of its assets in securities and vehicles that are intended to provide an investment return while offering better liquidity than private equity investments. Please estimate the amount of the Fund’s assets which may be invested in securities and vehicles providing better liquidity than private equity investments. We may have additional comments after reviewing your response.

Response: The Fund anticipates that, under normal circumstances and excluding the ramp up period following the Fund’s commencement of investment operations, it would invest less than 20% of its assets in such securities. In addition to cash, the Fund may invest in cash equivalents, publicly listed companies that pursue the business of private equity investing, including listed private equity companies, alternative asset managers, holding companies, investment trusts, exchange-traded funds, closed-end funds, financial institutions, other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies, and certain derivatives, such as options and futures. The Fund has added corresponding strategy and risk disclosure to its prospectus.

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Investment Process Overview – Borrowing by the Fund (Page 18)

15.	Comment: This section states that the Fund is not permitted to borrow if it would have less than 300% asset coverage with respect to indebtedness. Please explain the limits of borrowing in terms of the Fund’s total and net assets.

Response: The Fund has revised the disclosure as follows:

The Fund may borrow money to fund repurchase of Shares or for other portfolio management purposes. Such borrowing may be accomplished through credit facilities or by other means. The use of borrowings for investment purposes involves a high degree of risk. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness. This means that at the time the borrowing is made, the value of the Fund’s borrowings may not exceed one-third the value of the Fund’s total assets (including such borrowings). None of the foregoing 1940 Act requirements apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the 1940 Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.

General Risks – Unlisted Closed-End Structure; Liquidity Limited to Repurchases of Shares (Page 19)

16.	Comment: The first paragraph states that the Fund intends to conduct quarterly repurchases of shares. Elsewhere (see page 44) the prospectus states that repurchase offers “should apply to no more than 5% of the net assets of the Fund[.]” Please include the 5% net asset limit on repurchases here. In addition, please clarify that there are no assurances that the Fund will repurchase shares quarterly.

Response: The Fund has revised the disclosure as follows:

Unlisted Closed-End Structure; Liquidity Limited to Repurchases of Shares. The Fund has been organized as a non-diversified, closed-end management investment company and designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Although the Fund intends to offer a limited degree of liquidity by conducting quarterly repurchase offers, a Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. There is no assurance that you will be able to tender your Shares when or in the amount that you desire or that the Fund will repurchase shares quarterly. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through quarterly repurchase offers made by the Fund. The Fund expects any quarterly repurchase offer to apply to no more than 5% of the net assets of the Fund. Shares are considerably less liquid than shares of funds that trade on a stock exchange or shares of open-end registered investment companies, and are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares, and should be viewed as a long-term investment.

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17.	Comment: The second paragraph of this section states that there will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Please specify here the amount of time it may take for a Shareholder to receive payment.

Response: The Fund notes that Shareholders are expected to receive payment approximately 105 days from expiration of each tender offer, as disclosed under “Repurchase of Shares and Transfers—Procedures for Repurchase of Shares.” The Fund believes this period is appropriate and consistent with current market practice.

General Risks – Concentration of Investments (Page 20)

18.	Comment: This section provides, in part, that except to the extent required by applicable law and the Fund’s fundamental policies, the Fund is not limited in the amount of Fund assets that may be invested “(iv) indirectly in any single industry[.]” The disclosure also provides that a Portfolio Fund’s investments may be concentrated in a particular industry area or group, and that the Fund’s investment portfolio may at times be significantly concentrated in industries. Fundamental Policy (7), which is set forth in the Statement of Additional Information (“SAI”), provides that the Fund may not concentrate in a particular industry or group of industries. Please disclose here, as well as in the SAI, that the Fund will consider the investments of Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or group of industries.

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Response: The Fund has found no authority for this interpretation. Additionally, this approach, which is burdensome and impractical, does not appear to be a standard practice in the industry. Therefore, the Fund respectfully declines to revise the disclosure to indicate that the Fund will look through to the investments of its Portfolio Funds for purposes of industry concentration.

In addition, the Fund has clarified its disclosure under “Fundamental Policies” as follows:

Any restriction on investments or use of assets, including, but not limited to, market capitalization, geographic, rating and/or any other percentage restrictions, set forth in this SAI or the Fund’s Prospectus shall be measured only at the time of investment, and any subsequent change, whether in the value, market capitalization, rating, percentage held or otherwise, will not constitute a violation of the restriction, other than with respect to investment restriction (2) above related to borrowings by the Fund. For purposes of determining compliance with investment restriction (7) above related to concentration of investments, Portfolio Funds are not considered part of any industry or group of industries, and the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more Portfolio Funds.

General Risks – Valuations of Private Equity Investments; Valuations Subject to Adjustment. (Page 23)

19.	Comment: The second paragraph of this section states that “[n]o assurances can be given regarding the valuation methodology” of a Portfolio Fund. Please disclose that the Fund will conduct due diligence in advance of investing in a Portfolio Fund to ensure that the valuation methodology of a Portfolio Fund is consistent with fair valuation required by the Investment Company Act. See Section 2(a)(41) of the Investment Company Act. Please also make clear that the Board of the Fund is responsible for its valuation.

Response: The Fund notes that Portfolio Funds are not obligated to value their investments consistent with the fair valuation requirements of the Investment Company Act, and the Fund has revised the disclosure as follows:

Valuations of Private Equity Investments; Valuations Subject to Adjustment. A large percentage of the securities in which the Fund invests will not have a readily determinable market price and will be fair valued ~~by a committee of MML Advisers formed to oversee the valuation of the Private Equity Investments and other investments that do not have a readily available market price (the “MML Advisers Valuation Committee”) based on procedures approved by the Board of the Fund (“Fund Valuation Procedures”)~~.

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In addition, a large percentage of the securities in which the Portfolio Funds invest and the Co-Investments will not have a readily determinable market price and will be valued periodically by the Portfolio Fund managers or the Co-Investment or Co-Investment sponsor. In this regard, a Portfolio Fund manager or a Co-Investment sponsor may face a conflict of interest in valuing the securities, as their value may affect the Portfolio Fund manager’s or the Co-Investment sponsor’s compensation or the manager’s or sponsor’s ability to raise additional funds in the future.

Prior to investing in any Private Equity Investment, Barings will generally conduct a due diligence review of the valuation methodology used by the Portfolio Fund manager. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund manager or Co-Investment or Co-Investment sponsor, the accuracy of the valuations provided by the Portfolio Fund managers, the Co-Investment or the Co-Investment sponsor, that the Portfolio Fund managers, Co-Investments or Co-Investment sponsors will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Fund managers’, the Co-Investments or the Co-Investment sponsors’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could subsequently prove to have been inaccurate, potentially by significant amounts.

Under the 1940 Act, the Board is responsible for determining the fair valuation of any investments directly held by the Fund for which market quotations are not readily available or reliable; to the extent permitted under applicable rules and guidance, the Board may assign the determination to a “valuation designee,” subject to certain conditions and oversight requirements.

20.	Comment: The last paragraph of this section (on page 24) states the Fund may have the ability to adjust or recoup repurchase proceeds received by Shareholders under certain circumstances. Please summarize those circumstances here. Please also explain to us the Fund’s legal basis for recouping proceeds paid to Shareholders.

Response: Although the Fund does not anticipate currently recouping repurchase proceeds from shareholders, the Fund’s Agreement and Declaration of Trust permits the Board to engage in any lawful activity a Delaware statutory trust may engage, and the Fund believes it should be permitted to preserve this flexibility to the same extent that other registered funds of private equity funds have preserved such flexibility. The Fund believes this flexibility is appropriate because of the potential timing mismatches between the quarterly tender offers and when the Fund’s private equity investments supply their valuations, and the Fund has clarified in its prospectus why it believes such recoupment may be appropriate.

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General Risks – Access to Investments (Page 26)

21.	Comment: Please define the term “Code.”

Response: The requested change has been made under General Risks—Failure to Qualify as a RIC or Satisfy Distribution Requirement.”

Fund Expenses – Fund Operating Expenses (Page 40)

22.	Comment: The prospectus presents 25 Fund expenses in narrative form. Please set forth the Fund’s operating expenses in a list for ease of reading.

Response: The requested change has been made.

Repurchases of Shares and Transfers – Procedures for Repurchases of Shares (Page 45)

23.	Comment: The last paragraph of this section states that if a Shareholder tenders an amount that would cause the Shareholder’s investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s shares in the Fund. Please explain how this provision is consistent with Section 23(c) of the Investment Company Act, which limits how a closed-end fund may repurchase its securities.

Response: The Fund would exercise its option to repurchase shares, for example, in order to prevent shares from being held by individuals in an amount for which the Fund would have initially rejected a purchase order for failing to meet the investment minimum. Due to the costs and administrative burden associated with servicing smaller accounts, the Fund believes that permitting smaller investments could impose undue costs on other Fund shareholders. The Fund believes these circumstances present a clear rationale for a mandatory repurchase and would not result in the Fund repurchasing shares in a discriminatory manner under Section 23(c).

Repurchases of Shares and Transfers – Mandatory Redemption by the Fund (Page 46)

24.	Comment: The last bullet in this section provides that the Fund may repurchase all or portion of the shares of a Shareholder without the consent of the Shareholder if “it would be in the interest of the Fund, as determined by the Board, for the Fund to repurchase the Shares.” Please explain to us how this provision is consistent with Rule 23c-2 under the Investment Company Act, which permits a fund to repurchase shares in accordance with the terms of the securities or charter, provided that the repurchase “shall be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series.”

Response: As discussed in Response 23 above, the Fund would exercise its option to redeem shares, for example, in order to prevent shares from being held by individuals in an amount for which the Fund would have initially rejected a purchase order for failing to meet the investment minimum. Due to the costs and administrative burden associated with servicing smaller accounts, the Fund believes that permitting smaller investments could impose undue costs on other Fund shareholders. The Fund believes these circumstances present a clear rationale for a mandatory redemption and would not result in the Fund redeeming shares in a discriminatory manner under Rule 23c-2.

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Repurchases of Shares and Transfers – Transfer of Shares (Page 47)

25.	Comment: This section states that a Shareholder may transfer Shares with the written consent of the Board or MML Advisers. Please disclose the circumstances under which a request to transfer shares would be granted and denied. Also, please explain to us why MML Advisers has authority to consent to the transfer of Shares.

Response: The Fund notes that the Investment Management Agreement with MML Advisers permits MML Advisers to grant or deny transfer requests, and that the Fund’s Board of Trustees has also delegated authority to MML Advisers to make such determinations. The Fund notes supplementally that it expects to deny most, if not all, transfer requests because permitting such transfers is not required by the Investment Company Act and doing so would be administratively burdensome to the Fund. The Fund has revised the disclosure as follows.

Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Shareholder or (ii) with the written consent of the Board or MML Advisers, which may be withheld in each of its sole and absolute discretion and is expected to be granted, if at all, only in limited circumstances. Due to the administrative burdens associated with Share transfers, the Fund expects to deny most, if not all transfer requests (other than transfers by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Shareholder, although the Fund may cause any such transferred Shares to be mandatorily repurchased). Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Shareholder eligibility and suitability and must be accompanied by a properly completed Subscription Booklet.

Prior Performance for Similar Accounts (Page 62)

26.	Comment: This section states that performance is shown of all investments “extracted from Massachusetts Mutual Life Insurance Company’s general account managed by Barings portfolio management team responsible for managing the Fund[.]” Please explain to us how investments are “extracted” from the general account managed by Barings. Please also explain to us how these "extracted" accounts are in compliance with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). In your response please provide details to support your determination, including for example whether the Related Accounts (i) were managed independently from other accounts in the general account and (ii) had financial statements separate from other accounts in the general account. In addition, please explain why the policies of the Related Accounts should be considered to be “substantially similar” to the policies of the Fund given that Massachusetts Mutual Life Insurance Company retained the right to veto any proposed investment made by Barings for the Related Accounts, but will not have the same veto power with respect to Fund investments. We may have additional comments based on your response.

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Response: The Fund respectfully submits that the prior performance disclosure complies with both the Nicholas-Applegate Mutual Funds (“Nicholas-Applegate”) no-action letter and the Investment Advisers Act guidance on the use of extracted performance.

Under Section 34(b) and the Nicholas-Applegate no-action letter, information included in a registration statement, including prior private account performance, must not be misleading and must not obscure or impede understanding of information required to be presented in the registration statement. The Nicholas-Applegate no-action letter and related guidance do not directly speak to how a registered investment company may disclose extracted performance in its registration statement while complying with Section 34(b) and Staff guidance thereunder. However, footnote 3 to the Nicholas-Applegate no-action letter states that “an adviser may choose to exclude certain similar accounts from a composite, so long as such exclusion would not cause the composite performance to be misleading.” The Fund believes that the SEC’s guidance under the Investment Advisers Act Advertising Rule is persuasive authority for presenting extracted performance in a manner that is not misleading.

Under the Advertising Rule, extracted performance may be shown under certain conditions. An adviser showing extracted performance must provide tailored disclosures so that the extracted performance is not misleading. Further, an adviser may present a composite of extracts under the following conditions:

1.	The information would be relevant to the financial situation and objectives of the intended audience.

2.	The adviser provides sufficient information so that the audience can understand the criteria and assumptions behind the extracts and composite.

3.	The adviser provides information on the risks of using hypothetical performance.

First, the information provided is clearly relevant to the financial situation and objectives of a prospective Fund shareholder. For over thirty years, Barings has been responsible for managing a portion of MassMutual’s general investment account. Within MassMutual’s general investment account, Barings has pursued a broad investment program with a primary objective of building a global, diversified alternatives portfolio based on long-term strategic allocation targets. Two of those strategies, the North American and European Buyout and Growth Strategies, are consistent with the Fund’s investment mandate. Barings has excluded other strategies and geographies that are not consistent with the Fund’s investment mandate. Accordingly, the historical record selected is highly relevant to a prospective investor.

Second, the prospectus clearly discloses the criteria and assumptions behind the prior performance disclosure. Prior to approving an investment, Barings categorizes each investment in one of a number of mutually exclusive investment categories. Categorization is made prior to investment, and investments do not change categories for the life of the investment. The prior performance shown in the prospectus represents the same Buyout and Growth strategies that correspond to Barings’ own internal categorizations. As a corollary, the 1-, 5- and 10-year performance disclosed in the prospectus is the same performance that would have been presented to MassMutual for the North American and European Buyout and Growth Strategies, with necessary adjustments to reflect the Fund’s estimated expenses. MassMutual may veto Barings’ portfolio selections for MassMutual’s general account, but the Fund believes this is broadly analogous to the Fund’s circumstances because MML Advisers and the Board will maintain an effective veto over Barings’ portfolio selections for the Fund.

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Finally, the prospectus clearly discloses the risks of using related performance. The Prospectus states that the information is solely to illustrate Barings’ performance in managing portfolios and does not represent historical performance of the Fund, and that it should not be interpreted as indicative of future Fund performance. The Fund also discloses reasons why performance of the Fund could differ from historical performance of Barings’ extracted performance.

PART C — OTHER INFORMATION:

Signatures

27.	Comment: We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of the Securities Act. Please also identify the principal accounting officer of the Fund. Id. In addition, please ensure that once the Trustees have been selected, the Statement of Additional Information will include, for each Trustee, the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee. See Item 18.17 of Form N-2.

Response: The Fund confirms that after the Board of Trustees has been fully constituted, any pre-effective amendment to the Registration Statement will be signed by a majority of the Trustees and the principal accounting officer. The Fund also confirms that once the Trustees have been selected, the Statement of Additional Information will include each Trustee’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a Trustee.

GENERAL COMMENTS:

28.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

29.	Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

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Response: The Fund acknowledges that the Staff may have additional comments after amendments to the Registration Statement are made.

30.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response: The Fund respectfully submits that it does not intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

31.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: An exemptive application was submitted on May 27, 2021, that if granted, will allow the Fund to issue multiple classes of shares with varying sales loads, and ongoing asset-based distribution and/or service fees with respect to certain classes. As disclosed in the Registration Statement, the Fund will only offer Class 1 Shares until the multi-class exemptive order is issued.

32.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund will do so.

*                       *                       *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (212) 841-8849.

Very truly yours,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina

cc:	John Deitelbaum, MML Investment Advisers, LLC

Jill Nareau Robert, MML Investment Advisers, LLC

Andrew M. Goldberg, MML Investment Advisers, LLC

Gregory C. Davis, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

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